Exhibit 99.1

Global Med Technologies®, Inc. Delivers Record Q4 and Year End Revenues

Recurring Revenues Soar 149%; Backlog Jumps 86%; Pipeline Increases to $64 Million

DENVER, CO – (March 25, 2009) – Global Med Technologies®, Inc. (“Global Med” or the “Company”) (OTCBB:GLOB), an international healthcare information technology company, today reported record revenues for both the fourth quarter and the year ended December 31, 2008.

Global Med’s record revenues of $23.369 million for the year ended December 31, 2008 represent an increase of $7.290 million, or 45.3%, over the $16.079 million recorded for 2007. The Company’s operating income for 2008 was $176 thousand compared to $1.887 million in 2007. The Company’s net loss for 2008 was $419 thousand, or $0.01 per basic common share outstanding, versus net income of $1.978 million, or $0.08 per basic common share outstanding, in 2007.

Global Med’s record revenues of $6.991 million for the fourth quarter of 2008 represent an increase of $2.694 million, or 62.7%, over the $4.297 million recorded for the comparable 2007 period. In the fourth quarter of 2008, the Company’s operating loss was $664 thousand compared to operating income of $698 thousand during the fourth quarter of 2007. The Company’s net loss for the fourth quarter of 2008 was $703 thousand, or $0.02 per basic common share outstanding, versus net income of $680 thousand, or $0.03 per basic common share outstanding, in the comparable 2007 period.

The Company’s acquisitions of Inlog and eDonor were the primary drivers of revenue growth in the fourth quarter and full-year 2008, but they also drove the majority of Global Med’s net loss for both periods. Their post-acquisition operating results did not exceed the associated increase in acquisition-related amortization, interest expense and certain non-recurring expenses. While the integration of Inlog and eDonor, along with opportunistic cross-selling has taken longer than expected, based on strong fourth quarter sales bookings and recent cost reduction measures, management continues to believe in the synergies of these acquisitions and in their ability to operate profitably.

Recurring annual maintenance revenues for the quarter were running at a record annualized rate of over $15.2 million. Based on the backlog as of December 31, 2008, the Company’s annual recurring revenues, when all contracted customer sites are implemented, will be approximately $17.2 million, a 149% increase from 2007. The Company’s backlog (signed contracts) of unrecognized software license fees and implementation fees was approximately $9.9 million, an increase of 86% from 2007.

As of December 31, 2008, the Company’s cash balance was $4.472 million, a decrease of $2.276 million over December 31, 2007, due primarily to cash payments for the Inlog and eDonor acquisitions.

2008 Business Developments and Announcements:

  The Inlog and eDonor acquisitions in 2008 transformed the Company from a mainly U.S.-based business to an international healthcare information technology company operating in 20 countries with over 2,000 sites.

  The Inlog acquisition added a European Laboratory Information System (that currently has 15% market share in France) and a cellular therapy tracking system to our product line.

  EdgeCell was introduced into the U.S., and eDonor and Donor Doc™ were introduced in Europe.

  Our professional sales and marketing teams deployed at both Inlog and eDonor booked approximately $5.0 million in new business since our acquisitions.

  Exclusive of recent acquisitions, annual new system sales increased 19% over 2007 and fourth quarter new system sales increased 30% over 2008’s third quarter and 90% over 2007’s fourth quarter.

  Our sales and marketing teams grew the consolidated sales pipeline to a record $64.4 million at year-end.

  The backlog of unrecognized software and implementation revenue increased to a record high of $9.9 million, an increase of 86% from the end of last year and up 43% from the end of the third quarter.

  The Company increased recurring maintenance revenues to $17.2 million, an increase of 149% from 2007 and up 7% from the third quarter of 2008.

  Cerner, one of the largest healthcare information technology companies, joined Global Med as a channel partner, to sell Global Med’s donor and hospital transfusion center systems, both domestically and internationally. Cerner made several sales in 2008 and we expect a substantial increase in its sales in 2009.

  Global Med implemented significant cost savings measures, domestically and internationally, to help ensure our expected return to profitability in 2009.

Michael I. Ruxin, M.D., Chairman and CEO of Global Med Technologies, Inc., commenting on the year-end results, stated, “We have truly had an incredible year that was both transformational and transitional. It was transformational in that we became one of the world leaders in blood bank and hospital transfusion software, and we literally transformed the Company. It was transitional in that due to the nature of our two acquisitions and the state of the world’s financial health, we aggressively adapted to changing economic conditions in order to better prepare the Company for future growth.” Dr. Ruxin continued, “The Company does not need cash at this time. Our cash reserves are adequate to fund our continuing operations for the foreseeable future. Now that we are close to the final stages of integrating our acquisitions, we are definitely back on the path to being cash-flow positive and we expect to have a profitable 2009.”

Thomas F. Marcinek, the Company’s President and COO, stated, “Our management team is focused on the continued growth of our business and our return to profitability. We plan to achieve this goal as soon as possible by operationally meeting the requirements to move sales bookings to our financial statements and through our continued closing of the business opportunities in our expanded pipelines. These activities are in addition to our continued cost cutting measures and the efficiency gains of our business integration. As a result of our management team’s work, we remain very excited for our business even as the world faces strong economic headwinds.”

The following tables provide information related to the Company's operations for the three months and year ended December 31, 2008 and 2007:

GLOBAL MED TECHNOLOGIES, INC. (OTC Bulletin Board: GLOB.OB)
Selected Results
Three Months Ended December 31,
In (000s) Except Per Share Information
(Unaudited)

	2008	2007
Revenues	$6,991	$4,297
Cost of revenues	(2,981)	(1,338)
Operating expenses	(4,674)	(2,261)
(Loss) income from	(664)	698
operations
Other income, (expenses)	(39)	(18)
and (taxes)
Net (loss) income	$(703)	$680
(Loss) income per share:
Basic	$(0.02)	$0.03
Diluted	$(0.02)	$0.01

Weighted average shares
outstanding:
Basic	34,019	26,453
Diluted	34,019	45,860
Cash flows (used in)
provided by operations	$(2,064)	$1,050

GLOBAL MED TECHNOLOGIES, INC. (OTC Bulletin Board: GLOB.OB)
Selected Results
Year Ended December 31,
In (000s) Except Per Share Information
(Unaudited)

	2008	2007
Revenues	$23,369	$16,079
Cost of revenues	(9,158)	(4,904)
Operating expenses	(14,035)	(9,288)
Income from operations	176	1,887
Other income, (expenses)	(595)	91
and (taxes)
Net (loss) income	$(419)	$1,978
(Loss) income per share:
Basic	$(0.01)	$0.08
Diluted	$(0.01)	$0.05

Weighted average shares
outstanding:
Basic	29,914	24,640
Diluted	29,914	42,209

Cash flows (used in)
provided by	$(950)	$4,421
operations

About Global Med Technologies®, Inc.

Global Med Technologies, Inc. is an international medical software company which develops regulated and non-regulated products and services for the healthcare industry. As a leading provider of blood and laboratory systems and services, Global Med’s products are deployed in 20 countries and serve over 1,600 transfusion centers, blood banks and laboratories.

Global Med’s domestic companies are Wyndgate Technologies®, a leader in software products and services for donor centers and hospital transfusion services; eDonor®, which offers web-based donor relationship management systems; and PeopleMed™, Inc., which implements cost-effective software validation, consulting and compliance solutions to hospitals and donor centers.

Global Med’s European subsidiary, Inlog, SA, is a leading developer of donor center and transfusion management systems as well as cellular therapy software, laboratory information systems and quality assurance medical software systems internationally.

For more information about Global Med’s products and services, please call 800-996-3428 or visit www.globalmedtech.com.

This news release may include statements that constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expects” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this news release.

Company Contact: Global Med Technologies, Inc. Michael I. Ruxin, M.D. (303) 238-2000 mick@globalmedtech.com	Investor Contact: Global Med Technologies, Inc. Karen Davis, CFO (916) 404-8400 davisk@globalmedtech.com.